SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212)839 5300 (212)839 5599 FAX	| | | | | | | | | | |	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

August 16, 2010

VIA EDGAR

Karen J. Garnett (Mail Stop 3010)
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	FactorShares S&P US Equity Premium (File No. 333-164754)
FactorShares S&P US Anti-Equity Premium (File No. 333-164758)
FactorShares S&P US Equity Anti-USD (File No. 333-164757)
FactorShares S&P Crude Oil Premium (File No. 333-164756)
FactorShares S&P Gold Premium (File No. 333-164755)
Pre-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed May 25, 2010

Dear Ms. Garnett:

     Thank you for your comment letter dated June 21, 2010 addressed to Mr. Stuart J. Rosenthal of Factor Capital Management, LLC (the “Managing Owner”) regarding each captioned registration statement (individually, a “Registration Statement,” collectively, the “Registration Statements”) for FactorShares S&P US Equity Premium (the “U.S. Equity/Treasury Relative Value Fund”), FactorShares S&P US Anti-Equity Premium (the “Treasury/U.S. Equity Relative Value Fund”), FactorShares S&P US Equity Anti-USD (the “U.S. Equity/Currency Relative Value Fund”), FactorShares S&P Crude Oil Premium (the “Oil/ U.S. Equity Relative Value Fund”), and FactorShares S&P Gold Premium (the “Gold/ U.S. Equity Relative Value Fund”) (each, a “Fund,” and the “U.S. Equity/Treasury Relative Value Fund,” “Treasury/ U.S. Equity Relative Value Fund,” “U.S. Equity/Currency Relative Value Fund,” “Oil/ U.S. Equity Relative Value Fund,” and “Gold/ U.S. Equity Relative Value Fund,” collectively, the “Funds”).

     This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. On behalf of the Managing Owner, we are filing Pre-

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 2	|	NEW YORK

Effective Amendment No. 2 to each Registration Statement (the “Pre-Effective Amendment”), which reflects, in part, certain of the SEC’s comments.

     Capitalized terms used but not otherwise defined in this letter have the meaning given in the Prospectus forming a part of the Registration Statements.

General

1.

We note your response to comment 3. We agree that you do need not register as an investment company so long as you can determine you are not an investment company under the analysis stated in staff no-action letter Peavey Commodity Futures Fund I, II, III (pub. avail. June 2, 1983). You must, however, consider the Peavey analysis going forward and register as an investment company if, under that analysis, you become primarily engaged in investment company activities in the future.

Response:

On behalf of the Managing Owner, we confirm to the Staff that the Managing Owner will consider the Peavey analysis going forward. If a Fund is required to register as an investment company, the Fund will terminate pursuant to the terms of its Declaration of Trust and Trust Agreement.

2.

Please revise the prospectus to include language stating that forward contracts will only be used to a limited extent and on a temporary basis, such as if a fund has reached speculative position limits imposed by the futures exchange regarding a specific futures contract. Please also state that in no event will a fund invest forward contracts or other Financial Instruments to an extent such that a fund anticipates its greatest gains or exposure to its largest risk of loss will be through interests in securities and not interests in commodities.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see pages 85-86.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 3	|	NEW YORK

3.

We note your response to comment 5 from our letter dated March 9, 2010. Please tell us whether any dealers may offer and sell your securities following the effective date of this registration statement. If so, it appears that the legend required by Item 502(b) should be included on the outside back cover page of the prospectus. In addition, we note disclosure on page 135, which indicates that certain dealers who are neither Authorized Participants nor underwriters would be unable to rely on the prospectus delivery exemption provided by section 4(3) of the Securities Act. This disclosure and your response suggest that dealers may be involved in the distribution of your securities and may be subject to prospectus delivery requirements.

Response:

We have revised the outside back cover page of the Prospectus pursuant to the foregoing comment.

Please see the outside back cover page of the Prospectus.

Prospectus Cover Page

4.

We note your response to prior comment 6; however, we continue to believe that your cover page contains information that is better suited for the prospectus summary and the body of the prospectus. For example, information about the effect of leverage and inverse leverage appears to be more appropriate in within the prospectus, where you can explain this concept fully to investors. In addition, there appears to be unnecessary repetition of some language. For example, you describe the offering by Authorized Participants in the second paragraph and again in the second paragraph following the bullet point risk factors. Please revise to further limit the amount information on the prospectus cover page.

Response:

We have revised the Prospectus cover page pursuant to the foregoing comment.

Investment Objectives of the Funds, page 7

5.

Please refer to the third paragraph on page 8. Please revise to clarify the statement regarding exclusion of “the return on a risk free component.” The meaning of this reference is not clear and it is not clear how this exclusion affects the investment objective of the funds.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see pages 6 and 70.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 4	|	NEW YORK

6.

Please revise the table on page 12 to separately describe the long and short investments of the Treasury/U.S. Equity Relative Value Fund. Currently, it appears that the table only describes the long and short sub-indexes of the U.S. Equity/Treasury Relative Value Fund.

Response:

We have revised the table pursuant to the foregoing comment.

Please see pages 10-12 and 80-82.

7.

Footnote (1) to the table on page 12 indicates that the only Leveraged Inverse Fund is FactorShares S&P US Anti-Equity Premium. Please confirm to us, if true, that the FactorShares S&P US Equity Anti-USD is not a leveraged inverse fund, or expand footnote (1) accordingly.

Response:

Please note that FactorShares S&P US Anti-Equity Premium is the only Leveraged Inverse Fund. We have revised the table to explicitly disclose if a Fund is either a Leveraged Inverse Fund or a Leveraged Fund.

Please see pages 10-12 and 80-82.

The Risks You Face, page 34

(5) The Correlation Between the Long Sub-Index and Short Sub-Index …, page 45

8.	Please revise to explain why the correlation between the Long Sub-Index and the Short Sub-Index may become unstable.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see page 38.

(25) Shareholders That Arc Not Authorized Participants May Only Purchase …, page 55

9.	Currently, the disclosure does not clearly convey the risk to investors. Please disclose why conditions associated with trading in secondary markets may adversely affect a holder’s investment.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 5	|	NEW YORK

Please see page 48.

(35) You Cannot Be Assured Of The Managing Owner’s Continued Services …, page 57

10.	Please revise this risk factor to include risks associated with appointing a substitute managing owner.

Response:

We have revised the risk factor pursuant to the foregoing comment.

Please see page 50.

(44) Regulatory Changes Or Actions May Alter The Nature Of An …, page 60

11.	Please provide some examples of the types of future regulatory changes that you anticipate could materially alter the nature of an investment in a fund.

Response:

Instead of noting possible examples of the types of future regulatory changes, we have revised and expanded the above risk factor by referencing and highlighting current regulatory changes by inserting cross-references to Risk Factors (55) and (56), which discusses the potentially adverse consequences that may result from the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Please see page 53.

(63) Changes In The Equity Market May Adversely Affect The Value Of …, page 66

12.

You disclose the negative effect of an economic downturn on the value of an investor’s shares and the negative effect of an economic upturn on the value of an investor’s shares. Please revise this risk factor to specifically state which fund or funds would be negatively affected by either of these two economic events.

Response:

We have revised Risk Factor (65) (formerly Risk Factor (63)) pursuant to the foregoing comment.

Please see page 61.

(72) Because The Price Of Currency Index Future Contracts Are Primarily …, page 71

13.

This risk factor header does not seem to correspond to the accompanying discussion. The risk factor header states that shareholders may sell their U.S. Equity/Currency Relative Value Fund shares at a time when the currency index futures contracts are being traded at a discount and thus would receive a lower amount, but the accompanying

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 6	|	NEW YORK

discussion states that shareholders may sell their U.S. Equity/Currency Relative Value Fund shares at a time when the currency index futures contracts are being traded at a premium and thus would receive a lower amount. Please advise.

Response:

We have revised Risk Factor header (74) (formerly Risk Factor header (72)) pursuant to the foregoing comment.

Please see page 64.

Investment Objectives of the Funds, page 76

14.

Please refer to the disclosure of each of the five funds beginning on page 86. For each fund, please describe in plain English the type of investor that each fund is designed for and the investment objective of each fund. For example, it appears that the Oil/U.S. Equity Relative Value Fund is designed for investors who believe that crude oil will increase in value relative to U.S. equity markets.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see pages 13-15 and 83-85.

15.

We note your response to our prior comment 13 but continue to think that your disclosure is difficult to understand. Please describe, in plain English, how you intend to achieve the 200% performance for each of the funds. For example, please explain why a leveraged fund or a leveraged inverse fund may hold long and short positions with a gross notional value of +400% and its relationship with achieving the 200% performance for each of the funds.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see pages 70-78.

16.

Refer to the examples you have provided to illustrate a leveraged fund, on page 79, and a leveraged inverse fund, on page 80. Please expand these examples to also describe how a daily change in the value of the fund’s positions will result in a net gain or loss to investors.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 7	|	NEW YORK

Please see pages 71-77.

Description of the S&P Factor Index Series

Composition of the Indexes, page 97

17.

We note your response to prior comment 35. Please expand the disclosure to describe in greater detail each sub-index futures contract comprising the sub-indexes. Also, revise the table on page 96 to clarify whether the exchange and symbol relate to the corresponding sub-index or futures contract.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see pages 92 and 93-94.

Historical Closing Levels, page 101

18.

Please revise to clarify the relevance of the data relating to historical closing levels for each of the four Indexes. We note the disclosure in risk factor (2), which states that for periods longer than a single trading day, investors should not expect the return of a fund to match +200% or -200% of the changes in the value of an index. Describe the major differences between each Index and each of your five funds. Also disclose what these differences will mean for each fund with respect to analyzing the data relating to historical closing levels for each of the four Indexes.

Response:

The Managing Owner has reconsidered and re-examined the relevance and the utility of including the Historical Closing Levels section in the Prospectus and has made the determination that the Historical Closing Levels section should be removed from the Prospectus. The Managing Owner has made the determination that the Historical Closing Levels section will not clarify or increase a shareholder’s understanding of the Indexes, and in turn, the Funds. Instead, the Managing Owner concludes that disclosures in the Historical Closing Levels section are irrelevant.

Each of the benchmarks within the historical closing levels section (e.g., Annualized Index Return and Annualized Index Volatility) covers time periods that exceed one day (e.g., 1 year, 3 years, 5 years, and 10 years). Furthermore, the historical closing levels of each Index has been included since the inception of each Index. Because the objective of each Fund is to reflect the difference in the daily return between two market segments, the single year and multi-year timeframes that have been included in the Historical Closing Levels section are irrelevant and inconsistent with each Fund’s daily investment objective, and therefore, the Historical Closing Levels section has been removed.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 8	|	NEW YORK

Please see pages 96-112.

U.S. Equity/Treasury Relative Value Index, page 104

19.	Please revise the second full paragraph on page 104 to state that the index was established in October 2009 rather than September 1997.

Response:

Because the Historical Closing Levels section has been deleted, the above comment is no longer applicable.

Net Asset Value, page 141

20.	Please disclose why the NAV calculation time for two of the funds is different from the NAV calculation time for the other three funds.

Response:

We have revised the Prospectus pursuant to the foregoing comment.

Please see pages 20-21 and 131-132.

Financial Statements and Notes

The Funds

Note 4 - Organization and Offering Expenses

21.

We note that expenses incurred in connection with organizing the Funds have been paid for by Factor Advisors, LLC, the parent and sole owner of the Managing Owner. Please reconcile this statement to disclosures located elsewhere within your registration statement which indicates these expenses are paid for by the Managing Owner or revise accordingly.

Response:

Please note that the disclosure in Footnote (4)(a) is correct and the registration statement has been conformed accordingly.

Please see pages 24, 26, 117 and 118.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 9	|	NEW YORK

22.

Tell us what consideration was given to disclosing the amount of organizational and offering costs incurred to date. These amounts should include the out-of-pocket expenses of Factor Advisors, LLC that has been incurred on your behalf and will not be reimbursed.

Response:

The Prospectus has been revised to disclose the following:

“The aggregate amount of the organization and offering expenses for all Funds accrued through August 9, 2010 by the Managing Owner is approximately $970,000. The aggregate amount of the organization and offering expenses for each Fund accrued through August 9, 2010 by the Managing Owner is approximately $194,000. The Managing Owner currently estimates that the aggregate amount of the organization and offering expenses for all Funds will be approximately $1,100,000. The Managing Owner currently estimates that the aggregate amount of the organization and offering expenses for each Fund will be approximately $220,000. These amounts include out-of-pocket expenses of Factor Advisors, LLC that has been incurred on behalf of each Fund, which will not be reimbursed.”

Please see page 118.

23.

Tell us what your accounting policy is for expenses incurred in connection with the continuous offering of Shares of the Fund after commencement of its trading operations. Please show us the disclosure you will include to address this issue. Reference is made to paragraphs 946-20-25-6 and 946-20-35-5 of the FASB Accounting Standards Codification.

Response:

Footnote 4(a) has been revised in light of the above comment and now includes the following underlined language:

“Expenses incurred in connection with the continuous offering of Shares of the Fund after the commencement of its trading operations will be paid by the Fund. These costs include registration fees paid to regulatory agencies and all legal, accounting, printing and other expenses associated therewith. These costs will be accounted for as a deferred charge and thereafter amortized to expense over twelve months on a straight-line basis or a shorter period if warranted.”

Please see pages 24, 26, 117, 162, 169, 176, 183 and 190.

KAREN J. GARNETT	|
AUGUST 16, 2010	|
PAGE 10	|	NEW YORK

Part II

Exhibit 8.1

24.

We note that the draft tax opinion refers only to Amendment No. 1 to the registration statement on Form S-1. Please confirm that the final, executed opinion will be updated to reflect the last amendment to the registration statement.

Response:

We confirm that the final, executed tax opinion will be updated to reflect the last amendment to the registration statement.

Exhibit 23.4

25.

We note you have included the audited statement of assets and liabilities for four other related Funds within your filing. Please revise to include the corresponding consent that covers this audited financial information.

Response:

The Consents of Ernst & Young, LLP for all five Funds have been included in each of the Registration Statements.

Please see Exhibits 23.4.1 - 23.4.5 of Item 16 in Part II (Information not required in Prospectus) with respect to each Registration Statement.

* * *

     If you have any further questions or comments, please do not hesitate to call me at (212) 839-5609.

Sincerely,

/s/ James C. Munsell James C. Munsell